

WOODSIDE

RECEIVED

2005 APR 20 A 10:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 April 2005



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – VIC/P37(v) Halladale-1 DW-1 (Location Black Watch), lodged with the Australian Stock Exchange on 5 April 2005;
- Drilling Report – WA-350-P (Pluto-1), lodged with the Australian Stock Exchange on 5 April 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
APR 25 2005
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178.

ASX ANNOUNCEMENT
(ASX: WPL)



TUESDAY, 5 APRIL 2005
10:00AM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

VIC/P37(V)
HALLADALE-1 DW-1 (LOCATION BLACK WATCH)

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that at 06:00 hrs AEST on 5 April 2005 the exploration well Halladale-1 DW-1 (Location Black Watch) had reached a total depth of 1,869 metres true vertical depth below rotary table (1,918 metres measured depth along hole below rotary table).

Wireline logs are currently being acquired, and preliminary analysis indicates that the well has intersected gas over a gross interval of approximately 63 metres true vertical depth (66 metres measured depth along hole) within interbedded sandstones and shales of the Waarre Formation.

The 'Ocean Patriot' semi-submersible rig is drilling the well, which is located in Otway Basin permit VIC/P37(v), approximately 4 kilometres from shore and 24 kilometres west of the coastal township of Port Campbell. Water depth at the location is 45.9 metres below mean sea level. Origin Energy Resources Limited is Operator of the permit, with drilling operations managed by Woodside under an agreement with Origin.

Joint venture participants in VIC/P37(v) are Woodside Energy Ltd. (62.5%) and Origin Energy Resources Limited (37.5%).



142°0'0"E
143°0'0"E
38°0'0"S
39°0'0"S
TERANG
PORTLAND
Portland-1 to 3 (incl.)
Port Fairy-1
PORT FAIRY
WARRNAMBOOL
Port Fairy-4
Volute-1
Bridgewater Bay-1
VIC/P37(V)
Halladale-1 DW-1 (Location Black Watch)
Peterborough
Port Campbell
Pecten-1a
Pecten-1
Casino
Casino-3
Casino-1
Casino-2
Hill-1
Nautilus-1a
Triton-1
La Bella
0
50
Kilometres
GDA94

ASX ANNOUNCEMENT
(ASX: WPL)



TUESDAY, 5 APRIL 2005
10:00AM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-350-P
PLUTO-1

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that wireline logging of the Pluto-1 exploration well located in the outer Carnarvon Basin has been completed. Analysis of the data indicates a gross gas column of approximately 225 metres at the well location. The well is now being prepared for production testing.

The *'Atwood Eagle'* semi-submersible rig is drilling the well.

Woodside Energy Ltd. has a 100% interest in WA-350-P.